EXHIBIT A

EARNINGS RELEASE FOR THE QUARTER ENDED 30 SEPTEMBER, 2002
IN AUSTRALIAN DOLLAR

NEWS CORPORATION REPORTS FIRST QUARTER
OPERATING INCOME GROWTH OF 42% TO A$996 MILLION

REVENUES INCREASE 5% TO A$6.9 BILLION

NET PROFIT BEFORE OTHER ITEMS INCREASES 84%
TO A$295 MILLION

QUARTER HIGHLIGHTS

•	Strong ratings and subscriber growth at Fox News Channel and FX plus higher affiliate rates at the Regional Sports Networks drive Cable Network Programming operating income up more than threefold.

•	Television segment operating income more than triples from stronger advertising at the television stations and FOX broadcast network.

•	Filmed Entertainment reports another quarter of strong operating income. Home entertainment sales of film and television titles and box office success bolster bottom-line.

•
Print businesses report aggregate earnings contributions in line with a year ago on continued strength of the Magazines and Inserts and Book Publishing segments. Higher circulation at nearly all newspapers.

Sydney, 6 November, 2002 – The News Corporation Limited (ASX: NCP, NCPDP) today reported first quarter consolidated revenues of A$6.9 billion, a 5% increase over the A$6.6 billion in the prior year and consolidated operating income of A$996 million, up 42% over the A$702 million a year ago. The year-on-year growth was driven primarily by substantial increases in the Television and Cable Network Programming segments.

Net profit for the fiscal first quarter was A$295 million, an increase of A$154 million over the A$141 million reported in the prior year. Net profit before other items was A$295 million compared to A$160 million reported in the first quarter a year ago.

The News Corporation Limited
Incorporated in South Australia

A.C.N. 007-910-330
2 Holt Street Sydney: Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

Management Review of Performance

The Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows for the first quarter are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

Net Profit Attributable to Members of the Parent Entity

The reported net profit attributable to members of the parent entity for the fiscal first quarter consisted of the following items:

	3 Months Ended 30 September,
	2002	2001
	A$ Millions (except per share amounts)
Revenue	$6,931	$6,595

Operating income	996	702
Associated entities before other items	(174)	(121)
Interest expense, net	(225)	(252)
Dividends on exchangeable preferred securities	(23)	(24)

Profit before income tax expense, outside equity interest and other items	574	305
Income tax expense	(178)	(81)
Outside equity interest	(101)	(64)

Net profit before other items	295	160

Other items, net of tax and outside equity interest: [a]
Group	—	22
Associated entities	—	(41)

Total other items	—	(19)

Net profit attributable to members of the parent entity	$295	$141

Earnings per share on net profit before other items, net	$0.055	$0.031

Weighted average number of shares outstanding in millions (diluted)	5,127	4,784

The following commentary discusses the major components of these results.

[a]
Previously referred to as “abnormal items”. This caption has been changed to be consistent with the presentation contained in the Statement of Financial Performance on page 12 of this release, which complies with Australian Accounting Standard AASB1018, “Statement of Financial Performance.”

Consolidated Operating Income	3 Months Ended 30 September,
	2002	2001
	A$ Million
Filmed Entertainment	$181	$236
Television	343	101
Cable Network Programming	214	62
Magazines & Inserts	92	86
Newspapers	103	143
Book Publishing	106	80
Other	(43)	(6)

Consolidated Operating Income	$996	$702

CHAIRMAN’S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“The first quarter results resoundingly confirm the strength of our Company. Operating income growth of 42 percent—generated across nearly all of our key operating segments—reflects not only the resurgence of the advertising market but, more important for the future, the underlying health of our assets. Viewership and readership are growing steadily at nearly all of our businesses, resulting in higher advertising and subscriber revenues. Operating costs across the Company have come down significantly, resulting in higher margins. And our balance sheet continues to be very strong. These results could not have been achieved without the remarkable commitment and talents of our management team who have executed our strategy of building, streamlining and integrating industry-leading businesses. It is this strategy that saw us through the difficult economic times of the past two years and that now positions us for robust and sustained growth going forward.”

First quarter net losses at associated entities before other items were A$174 million versus losses of A$121 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses as well as A$107 million of unrealized foreign currency charges related to debt at NetSat. These declines were partially offset by improved results at the Fox Sports Cable Networks associates, principally due to the absence of prior year player contract buy-outs, and from better performance at Innova. A detailed discussion of the components of associated entities’ losses is provided later in this release.

First quarter net profit before other items increased to A$295 million (A$0.055 per share) versus A$160 million (A$0.031 per share) in the prior-year primarily due to significantly higher consolidated operating income partially offset by higher losses at the associated entities. Cash flow from operations after capital expenditures improved by A$214 million compared to the first quarter a year ago primarily reflecting the increase in net profit.

The following commentary is discussed principally in U.S. dollars.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported first quarter operating income of US$100 million, compared to US$122 million in the same period a year ago. Current-year results include the strong worldwide home entertainment performances of Shallow Hal, Behind Enemy Lines and Super Troopers combined with solid contributions from catalog titles in various ancillary markets worldwide including home entertainment and pay- and free-TV. These contributions were partially offset by marketing costs for several successful first and second quarter theatrical releases. Prior-year results were driven by the worldwide theatrical success of Planet of the Apes, which was released in July 2001.

Twentieth Century Fox Television (TCFTV) contributions increased versus the first quarter a year ago reflecting continued growth from home entertainment sales of television product and higher syndication revenues. Home entertainment benefited from both the international and domestic performances of various titles, including The Simpsons,24 and Dark Angel whereas syndication revenues were bolstered most notably by King of the Hill, which did not premiere in syndication last year until the end of the first quarter. TCFTV also added to its stable of television hits during the quarter with several new series premiering to strong ratings, including Cedric the Entertainer on FOX and Still Standing on CBS.

TELEVISION

The Television segment reported first quarter operating income of US$188 million, up US$136 million versus the same period a year ago, reflecting an 81% profit increase at the Fox Television Stations and an 82% improvement at the Fox Broadcasting Company.

Fox Television Stations’ first quarter operating income grew US$93 million. The group benefited from a stronger advertising market versus the first quarter of fiscal 2001, when an already soft economy was further weakened by the events of September 11th. Additionally, current-year earnings growth was fueled by margin expansion primarily from cost reductions achieved from the integration of the duopoly stations acquired in conjunction with the Chris-Craft transaction.

At the Fox Broadcasting Company, higher prime-time ratings during the quarter and a stronger advertising environment improved operating results versus a year ago. Prime-time ratings during the quarter were up 13% over the prior year among adults 18-49, driven by the record-breaking performance of American Idol, which was the summer’s top-rated series on any network. Weak prior-year results included pre-emptions associated with the September 11th terrorist attacks.

STAR’s operating results continue to improve, with losses from this traditionally weak quarter declining 27% versus a year ago. The gains were fueled by 15% revenue growth primarily from subscription and advertising revenue increases, particularly at STAR Plus in India. STAR Plus maintained its leadership position as the number one cable channel in the region and now broadcasts, on average, 18 of the top 20 Hindi programs. STAR’s revenue gains were partially offset by costs associated with developing new platforms and expanding existing channels as STAR continues to drive distribution and ratings across the region.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel (FNC), Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported first quarter operating income of US$118 million, an improvement of US$86 million over last year’s results. This success reflects strong growth across all of the Company’s cable television channels.

The Fox News Channel reported operating income growth of US$29 million in the first quarter primarily due to increases in both affiliate and advertising revenues. Affiliate revenues were driven by a 10% increase in subscribers over the past year. At quarter-end, the subscriber base had expanded to 81 million Nielsen subscribers. Strong ad sales growth reflects double-digit ratings improvements as well as increased pricing and distribution. The first quarter marked the third consecutive quarter FNC was the most watched cable news network. Additionally, FNC was the only news network to show ratings gains versus a year ago.

Fox Sports Networks’ first quarter operating profit improved 87% primarily due to strong results at the RSNs and FX, as well as higher contributions from the Sunshine Network and Speed Channel, both of which were consolidated for the full quarter. Double-digit revenue growth at the RSNs from higher affiliate pricing, additional subscribers and increased advertising more than offset higher production and programming expenses associated with the broadcast of additional events during the quarter. Increased contributions from FX were fueled by advertising and affiliate revenue gains as a result of prime–time ratings growth of 17% among adults 18-49 and a 10% increase in subscribers over the past year. These revenue gains were partially offset by higher programming costs for syndicated series as well as original programming, including Emmy Award winning The Shield.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported first quarter operating income of US$51 million, an increase of US$7 million versus a year ago. This 16% improvement was primarily due to higher revenues from the InStore division and reduced operating expenses.

NEWSPAPERS

The Newspapers segment reported first quarter operating income of US$57 million, a 23% decrease versus the same period a year ago. Revenue gains from strengthened advertising in the Company’s major newspaper markets were more than offset by circulation revenue declines in the UK as a result of The Sun’s discounted pricing to match the competition.

The UK newspaper group reported a 50% operating income decline in local currency terms for the first quarter compared to a year ago. Slightly higher advertising revenue, particularly at The Sun, was more than offset by circulation revenue declines due to the cover price reductions at The Sun. As a result of this initiative, The Sun’s circulation is up 4% compared to the first quarter a year ago and its market share has grown, achieving its largest circulation advantage over The Mirror in the last five years.

The Australian newspaper group reported an 11% increase in first quarter operating income in local currency terms driven by a firming advertising environment and higher circulation revenue plus a reduction in newsprint costs. Overall advertising revenue increased 2% primarily from strength in the residential property and retail advertising markets which was partially offset by a decline in national display advertising. Circulation revenue rose 4% over year ago levels as a result of strong circulation and higher cover prices across the region.

BOOK PUBLISHING

HarperCollins reported record operating profit of US$58 million during the first quarter, 41% above the same period a year ago. The strong quarterly results reflect exceptional performance around the world, with a particularly strong contribution from the U.S. General Books Group. During the quarter, HarperCollins had 36 titles on The New York Times bestseller lists with six titles that reached number one including The Perricone Prescription, Divine Secrets of the Ya-Ya Sisterhood, Dr. Atkins New Diet Revolution, The Bad Beginning, All-American Girl and If You Take A Mouse To School.

OTHER

During the quarter, the Company completed its acquisition of WPWR-TV, a UPN affiliate in the Chicago market. As a result of this transaction, the Company owns and operates 35 stations, with duopolies in the top three U.S. television markets and in nine of the top 20.

Subsequent to quarter-end, the Company, along with Telecom Italia, signed a definitive agreement to acquire the Italian pay-TV business Telepiu from Vivendi Universal. The acquisition is expected to be completed by the end of the calendar year, whereupon Telepiu will be combined with Stream, the Italian pay-TV platform jointly owned by the Company and Telecom Italia. Upon completion, the Company will own an 80.1 percent interest in the combined entity.

REVIEW OF ASSOCIATED ENTITIES RESULTS

First quarter net losses at associated entities before other items were A$174 million versus losses of A$121 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses as well as A$107 million of unrealized foreign currency charges related to debt at NetSat. These declines were partially offset by improved results at the Fox Sports Cable Networks associates, principally due to the absence of prior year player contract buy-outs, and from better performance at Innova.

The Company’s share of associated entities earnings (losses) is as follows:

			3 Months Ended 30 September,
	% Owned		2002		2001
			US $ Millions
Platforms:
Sky Latin America:
NetSat – Brazil	43.9	%(a)		$(67)		$(31)
Innova—Mexico	30.0%			(8)		(19)
Other	Various			(8)		(11)
FOXTEL – Australia	25.0%			(2)		(2)
Stream	50.0%			(39)		—
Channels:
Fox Sports Cable Networks	Various			12		(8)
STAR Associates:
ESPN STAR Sports	50.0%			1		(2)
Other STAR	Various	(b)		(4)		(1)
Other Associates	Various	(c), (d)		19		12

Net loss from associated entities before other items				$(96)		$(62)
Other items				—		(21)

Net loss from associated entities				$(96)		$(83)

Net loss from associated entities before other items in A$			A$	(174)	A$	(121)

Further details on the associated entities follow.

(a)	For the three months ended 30 September, 2001, News Corporation’s share of NetSat was 36%.
(b)	Primarily comprising Phoenix Satellite Television, Taiwan Cable Systems, and Hathway Cable.
(c)
Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), Fox Sports International (until the remaining interest was purchased and consolidated in December 2001), and BSkyB.

(d)
The Company’s investment basis in BSkyB has been negative since 31 December, 2001. Accordingly, the Company’s share of BSkyB’s results will not be recognized until the investment basis is once again positive.

NetSat (in US$) – Brazil	3 Months Ended 30 September,
	Millions (except subscribers)
Revenues (in local currency)	R$	130	R$	125
Revenues		$42		$49
EBITDA		$(1)		$(7)
Net loss		$(157)		$(85)

News’ reportable 43.9/36% share (in US$)		$(67)		$(31)

Net Debt (excluding capitalized leases)		$208		$209
Ending Subscribers		704,000		698,000

NetSat’s revenues, which grew 4% in local currency terms due to a higher subscriber base, decreased on a reported basis due to the continued decline of the Brazilian Real versus the U.S. dollar. EBITDA losses improved, primarily due to cost savings in set-top box subsidies and postponed marketing campaigns. The increase in net loss principally reflects a higher foreign exchange charge from the weakening of the Brazilian Real on U.S. dollar denominated liabilities.

Innova (in US$) – Mexico	3 Months Ended
	30 September,
	2002		2001
	Millions (except subscribers)
Revenues (in local currency)	Ps.	834	Ps.	789
Revenues		$84		$85
EBITDA		$26		$10
Net loss		$(28)		$(62)

News’ reportable 30% share (in US$)		$(8)		$(19)

Net Debt (excluding capitalized leases)		$358		$369
Ending Subscribers		699,000		687,000

Innova’s revenues, which grew 6% in local currency terms, decreased on a reported basis due to the continued decline of the Mexican Peso versus the U.S. dollar. The revenue increase in local currency reflects a higher subscriber base and price increases. Innova’s EBITDA growth reflects lower satellite and infrastructure costs, as well as lower subscriber acquisition costs. Additionally, the decline of the Mexican Peso decelerated during the quarter as compared to the same period a year ago, resulting in reduced foreign exchange losses.

FOXTEL (in A$) – Australia	3 Months Ended 30 September,
	2002		2001
	Millions (except subscribers)
Revenues	A$	138	A$	124
EBITDA		(12)		(15)
Net loss	A$	(17)	A$	(18)

News’ reportable 25% share (in US$)		$(2)		$(2)

Ending Subscribers		805,000		760,000

FOXTEL’s revenues for the quarter increased 11%, principally due to a 6% increase in subscribers compared to a year ago. EBITDA losses for the quarter improved A$3 million as increased revenues were partially offset by an increase in sports programming costs related to the Australian Football League rights and the FOX Footy Channel. At quarter-end, FOXTEL had 805,000 subscribers, 40% of whom were satellite subscribers.

Fox Sports Cable Networks* (in US$):	3 Months Ended
	30 September,
	2002	2001
	Millions (except subscribers)
Net income (loss)	$12	$(22)

AGAAP Adjustments (1)		14

News’ reportable share*	$12	$(8)

Ending Subscribers	44,410,000	50,101,000

The increase in net income, reported by Fox Sports Cable Networks for the quarter, reflects the impact of player contract buy-outs in the prior year combined with the favorable impact of lower amortisation at Regional Programming Partners from its adoption of FAS 142.

*  Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership.

[1]
Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles (“AGAAP”) relating to capitalized losses from start-up businesses and identifiable intangible amortization.

ESPN STAR Sports (in US$) – Asia	3 Months Ended
	30 September,
	2002	2001
	Millions (except viewership)
Revenues	$37	$25
EBITDA	6	(2)
Net income (loss)	$3	$(5)

News’ reportable 50% share	$1	$(2)

Viewership	186,363,000	138,966,000

Revenue for the quarter increased 48% reflecting increased subscription revenues, principally due to subscriber and rate growth in India and Hong Kong, as well as increased advertising revenues from the India/Sri Lanka cricket tour of England. EBITDA improved US$8 million as the increase in revenues was partially offset by higher programming and production costs associated with the India/Sri Lanka cricket tour of England. Overall viewership at ESPN STAR Sports increased 34% to approximately 186 million, mainly due to growth in China and Korea.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	3 Months Ended 30 September,
	2002	2001
Australian Dollar/U.S Dollar	0.55	0.52
U.K. Pounds Sterling/U.S. Dollar	1.55	1.44

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s meeting with analysts on the first quarter results can be heard live on the Internet at 8:45 a.m. Eastern Standard Time (Australia) today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

STATEMENT OF FINANCIAL PERFORMANCE[a]		3 Months Ended 30 September,
	Note	2002	2001

		A$ Millions (except per share amounts)
Sales revenue	1	$6,931	$6,595
Operating expenses		5,935	5,893

Operating income	1	996	702
Net loss from associated entities		(174)	(162)
Borrowing costs		(277)	(328)
Interest income		52	76

Net borrowing costs		(225)	(252)
Dividend on exchangeable preferred securities		(23)	(24)
Other revenues before income tax		—	489
Other expenses before income tax		—	(433)
Profit from ordinary activities before tax		574	320

Income tax expense on:
Ordinary activities before change in accounting policy and other items		(178)	(81)
Other items		—	(34)

Net income tax expense		(178)	(115)

Net profit from ordinary activities after tax		396	205
Net profit attributable to outside equity interests		(101)	(64)

Net Profit Attributable to Members of the Parent Entity		$295	$141

Net exchange gains recognized directly in equity		1,170	1,981

Total change in equity other than those resulting from transactions with owners as owners		$1,465	$2,122

Basic/diluted earnings per share on net profit attributable to members of the parent entity
Ordinary shares		$0.049	$0.024
Preferred limited voting ordinary shares		$0.059	$0.029
Ordinary and preferred limited voting ordinary shares		$0.055	$0.027

[a]
Following the issuance in June 2002 of the revised Australian Accounting Standard AASB1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to comply with the format prescribed in the revised Australian Accounting Standard.

STATEMENT OF FINANCIAL POSITION	30 September,	30 June,
	2002	2002
ASSETS	A$ Millions
Current Assets
Cash	$3,598	$6,337
Receivables	6,408	5,809
Inventories	2,088	1,935
Other	560	566

Total Current Assets	12,654	14,647

Non-Current Assets
Receivables	834	796
Investments in associated entities	7,165	6,875
Other investments	1,742	1,712
Inventories	4,897	4,232
Property, plant and equipment	6,880	6,671
Publishing rights, titles and television licenses	37,113	35,348
Goodwill	465	455
Other	679	705

Total Non-Current Assets	59,775	56,794

Total Assets	$72,429	$71,441

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$192	$1,856
Payables	8,485	8,073
Tax liabilities	803	848
Provisions	442	228

Total Current Liabilities	9,922	11,005

Non-Current Liabilities
Interest bearing liabilities	14,056	13,585
Payables	4,041	4,054
Tax liabilities	549	434
Provisions	1,226	1,205

Total Non-Current Liabilities Excluding Exchangeable Preferred Securities	19,872	19,278

Exchangeable preferred securities	1,748	1,690

Total Liabilities	31,542	31,973

Shareholders’ Equity
Contributed equity	28,241	28,239
Reserves	7,372	6,351
Retained profits	280	1

Shareholders’ equity attributable to members of the parent entity	35,893	34,591
Outside equity interests in controlled entities	4,994	4,877

Total Shareholders’ Equity	40,887	39,468

Total Liabilities and Shareholders’ Equity	$72,429	$71,441

STATEMENT OF CASH FLOWS	3 Months Ended 30 September,
	2002	2001
Operating Activity	A$ Millions
Net profit attributable to members of the parent entity	$295	$141
Adjustment for non-cash and non-operating activities:
Associated entity losses, net of dividends	176	126
Depreciation and amortisation	185	189
Provisions	39	(43)
Other items, net	—	19
Change in assets and liabilities:
Receivables	(213)	(178)
Inventories	(517)	(482)
Payables	244	242

Cash provided by operating activity	209	14

Investing and other activity
Property, plant and equipment	(160)	(179)
Investments	(1,170)	(2,534)
Proceeds from sale of non-current assets	48	701

Cash used in investing activity	(1,282)	(2,012)

Financing activity
Repayment of debt	(1,874)	—
Issuance of shares and preferred securities	2	17
Dividends paid	(4)	(37)
Leasing and other finance costs	(2)	—

Cash used in financing activity	(1,878)	(20)

Net decrease in cash	(2,951)	(2,018)
Opening cash balance	6,337	5,615
Exchange movement on opening cash balance	212	228

Closing cash balance	$3,598	$3,825

Note 1—SEGMENT DATA

	3 Months Ended 30 September,
	2002	2001
BY GEOGRAPHIC AREAS	A$ Millions
Sales Revenue
United States	$5,250	$4,965
United Kingdom	1,073	1,046
Australasia	608	584

	$6,931	$6,595

Operating Income
United States	$850	$544
United Kingdom	102	138
Australasia	44	20

	$996	$702

BY INDUSTRY SEGMENT
Sales Revenue
Filmed Entertainment	$1,604	$1,819
Television	1,860	1,535
Cable Network Programming	1,007	844
Magazines and Inserts	353	386
Newspapers	1,103	1,105
Book Publishing	630	608
Other	374	298

	$6,931	$6,595

Operating Income
Filmed Entertainment	$181	$236
Television	343	101
Cable Network Programming	214	62
Magazines and Inserts	92	86
Newspapers	103	143
Book Publishing	106	80
Other	(43)	(6)

	$996	$702